Auditor’s Report

To the Shareholders of

Canada Southern Petroleum Ltd.

We have audited the consolidated balance sheets of Canada Southern Petroleum Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.  We also report that, in our opinion, these principles have been applied, except for the changes in the method of accounting for asset retirement obligations, stock-based compensation, and full cost accounting, as explained in note 2 to the consolidated financial statements on a basis consistent with that of the preceding year.

Calgary, Canada

/s/Ernst and Young LLP

March 28, 2005

Chartered Accountants

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

		As at December 31,
	Note	2004	2003
			restated
Assets			(note 2)

Current assets
Cash and cash equivalents	3	$ 39,353,717	$ 49,082,386
Accounts receivable		2,495,678	3,138,465
Other assets		370,011	400,643
		42,219,406	52,621,494

Oil and gas properties and equipment	4	17,570,085	9,420,903

Total assets		$ 59,789,491	$ 62,042,397

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable		$ 3,627,644	$ 2,947,763
Accrued liabilities		2,810,263	1,709,889
Accrued income taxes payable	5	1,016,419	9,752,303
		7,454,326	14,409,955

Future income tax liability	6	2,569,864	2,221,864
Asset retirement obligations	7	2,675,743	2,436,986
Total liabilities		12,699,933	19,068,805

Commitments and contingencies	8

Shareholders’ equity
Share capital	9	14,417,770	14,417,770
Contributed surplus	9	29,014,151	28,177,451
Retained earnings		3,657,637	378,371
Total shareholders’ equity		47,089,558	42,973,592

Total liabilities and shareholders’ equity		$ 59,789,491	$ 62,042,397

See accompanying notes.

Signed on behalf of the Board

/s/ Richard C. McGinity

/s/ Raymond Cej

Director

Director

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND RETAINED EARNINGS (DEFICIT)

(in Canadian dollars)

		Years ended December 31,
	Note	2004	2003	2002
			restated	restated
			(note 2)	(note 2)
Revenues
Petroleum and natural gas sales	11	$ 10,812,457	$ 4,769,500	$ 2,775,973
Royalties	11	(1,600,117)	(1,154,518)	(734,185)
Carried interest		3,380,781	8,749,422	7,469,587
		12,593,121	12,364,404	9,511,375
Interest and other income		1,234,898	818,713	425,355
		13,828,019	13,183,117	9,936,730

Expenses
Lease operating costs	11	1,547,908	1,257,827	778,586
General and administrative		3,340,864	3,053,803	2,575,815
Depletion and depreciation		3,357,000	2,363,025	2,398,358
Asset retirement obligations accretion		240,000	101,915	56,100
Stock-based compensation		836,700	252,798	652,820
Foreign exchange losses		96,281	535,521	376
		9,418,753	7,564,889	6,462,055
Income from operations before settlement of litigation and income taxes		4,409,266	5,618,228	3,474,675

Settlement of litigation	8, 10	-	22,727,078	-
Income before income taxes		4,409,266	28,345,306	3,474,675

Income tax expense	6	(1,130,000)	(11,295,188)	(1,626,000)
Net income		3,279,266	17,050,118	1,848,675

Retained earnings (deficit) – beginning of year		378,371	(16,671,747)	(18,520,422)
Retained earnings (deficit) – end of year		$ 3,657,637	$ 378,371	$ (16,671,747)

Net income per share:	9
Basic		$ 0.23	$ 1.18	$ 0.13
Diluted		$ 0.23	$ 1.18	$ 0.13

Average number of shares outstanding:
Basic		14,417,770	14,417,770	14,417,770
Diluted		14,435,234	14,423,667	14,417,770

See accompanying notes.

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

		Years ended December 31,
	Note	2004	2003	2002
			restated	restated
			(note 2)	(note 2)
Cash flow from operating activities:
Net income		$ 3,279,266	$ 17,050,118	$ 1,848,675
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depletion and depreciation		3,357,000	2,363,025	2,398,358
Asset retirement obligations assumed on settlement of Kotaneelee litigation		-	1,538,000	-
Asset retirement obligations accretion		240,000	101,915	56,100
Asset retirement expenditures		(1,243)	(171,900)	(5,362)
Stock-based compensation		836,700	252,798	652,820
Future income tax expense		348,000	1,094,188	1,629,000
Cash flow from operations		8,059,723	22,228,144	6,579,591

Change in non-cash working capital	13	(8,676,831)	10,491,383	237,147
Cash flow from (used in) operating activities		(617,108)	32,719,527	6,816,738

Cash flow from investing activities:
Additions to oil and gas properties and equipment		(11,506,182)	(4,979,566)	(474,151)
Change in non-cash working capital	13	2,394,621	1,887,972	7,200
Cash flow used in investing activities		(9,111,561)	(3,091,594)	(466,951)

Cash flow from financing activities:		-	-	-

Increase (decrease) in cash and cash equivalents		(9,728,669)	29,627,933	6,349,787

Cash and cash equivalents at the beginning of year		49,082,386	19,454,453	13,104,666
Cash and cash equivalents at the end of year	3	$ 39,353,717	$ 49,082,386	$ 19,454,453

See accompanying notes.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004 and 2003

(in Canadian dollars)

1.

Summary of significant accounting policies

Accounting principles

Canada Southern Petroleum Ltd. (“Canada Southern” or the “Company”) prepares its accounts in Canadian dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with U.S. generally accepted accounting principles (“U.S. GAAP”) except as disclosed in Note 14.

Consolidation

The consolidated financial statements include the accounts of Canada Southern and its wholly owned subsidiaries, Canpet Inc. and C.S. Petroleum Limited.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Specifically estimates were utilized in calculating depletion, depreciation and accretion, ceiling test values, asset retirement obligations, and the fair value of stock options.  Actual results could differ from those estimates and the differences could be material.

Oil and gas properties and equipment

Canada Southern is only engaged in the exploration for and the development of oil and gas properties in Canada and follows the full cost method of accounting for oil and gas properties, whereby all costs associated with the exploration for and the development of oil and gas reserves are capitalized.  Such costs include land acquisition, drilling, geological, geophysical and overhead expenses.

Gains or losses are not recognized upon disposition of oil and gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion and depreciation

Depletion is provided on all costs accumulated in producing cost centers, with the exception of major development projects and unproved properties and mineral rights, using the unit of production method.  For purposes of the depletion calculation, the Company’s gross (before royalties) proved oil and gas reserves as determined by the independent reserves evaluator appointed by the Board of Directors are converted to a common unit of measure at the relative energy content of six thousand cubic feet of natural gas to one barrel of oil.  Depreciation has been computed for equipment, other than production equipment, on the straight-line method based on estimated useful lives of four to ten years.

Canada Southern does not deplete costs associated with major development projects until such time that the project is completed.

Canada Southern periodically reviews the costs associated with unproved properties and mineral rights to determine whether they are likely to be recovered.  When such costs are not likely to be recovered, such costs are transferred to the depletable pool of oil and gas costs.

The net carrying cost of Canada Southern’s oil and gas properties in producing cost centers is limited to an estimated recoverable amount (the “ceiling test”) in accordance with Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 16.  As permitted under the standard, Canada Southern tests impairment against undiscounted future net revenues from proven reserves using expected future product prices and costs.  Impairment is recognized when the carrying amount is greater than the undiscounted future net revenues, at which time assets are written down to the fair value of proved and probable reserves plus the cost of unproved properties, net of impairment allowances.  Fair value is determined using expected future product prices and costs, and amounts are discounted using a risk free interest rate.  For U.S. GAAP purposes, future net revenues are discounted and year-end prices are used.

Joint interests

Substantially all of Canada Southern’s exploration and development activities related to oil and gas are conducted jointly with others and accordingly the consolidated financial statements reflect only Canada Southern’s proportionate ownership interest in such activities.

Revenue recognition

Canada Southern recognizes revenue on its working and royalty interest properties from the production of oil and gas in the period the oil and gas volumes are sold.

Prior to May 1, 2004, the Company’s major asset consisted of a carried interest in the Kotaneelee field.  On May 1, 2004, Canada Southern converted this interest from a carried to a working interest position.  Revenue under carried interest agreements is recorded in the period when the net proceeds become receivable, measurable and collection is reasonably assured.  Under the carried interest agreements, Canada Southern receives oil and gas revenues net of operating and capital costs incurred by the working interest participants.  The time the net revenues become receivable and collection is reasonably assured depends on the terms and conditions of the relevant agreements and the practices followed by the operator.  As a result, net revenues may lag the production month by one or more months.

Net income per share

Canada Southern follows the treasury method for calculating diluted earnings per share (“EPS”).  Under this method the diluted weighted average number of shares is calculated assuming proceeds from the exercise of dilutive options are used to purchase shares at the average market price for the year.

Asset retirement obligation

The Company has adopted the CICA standard for accounting for asset retirement obligations. This standard requires that the fair value of the legal obligation associated with the retirement and reclamation of tangible long-lived assets be recorded when the obligation is incurred, with a corresponding increase to the carrying amount of the related assets. This corresponding increase to capitalized costs is amortized to earnings on a basis consistent with depletion of the underlying assets. Subsequent changes in the estimated fair value of the asset retirement obligations are capitalized and amortized over the remaining useful life of the underlying asset.  The asset retirement obligation liabilities are carried on the consolidated balance sheet at their discounted present value and are accreted over time for the change in their present value.

Future income taxes

Canada Southern follows the liability method of accounting for income taxes. Under this method, Canada Southern records income taxes to give effect to temporary differences between the carrying amounts and the tax bases of assets and liabilities.  Future income taxes are recorded at the substantively enacted income tax rates that are expected to apply when the future tax liability is settled or the future tax asset is realized.  Income tax expense is the tax payable for the period and the change during the period in future income tax assets and liabilities.

Foreign currency translation

Transactions settled in U.S. dollars have been translated at the rate of exchange in effect at the time of settlement.  Monetary assets and liabilities in U.S. dollars have been translated at the year end exchange rates.  Exchange gains or losses resulting from these adjustments are included in costs and expenses.

Financial instruments

The carrying value for cash equivalents, accounts receivable and accounts payable approximates their fair value based on anticipated cash flows and current market conditions.

Stock-based compensation

Canada Southern has a stock-based compensation plan.  Stock options are issued at the fair market value of the shares on the date of the grant.  As Canada Southern follows the fair value method in accounting for its stock options issued, compensation cost attributable to stock options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus.  Upon the exercise of the stock options, consideration paid is recorded as an increase to total capital.  Note 9 contains the details of the options outstanding at December 31, 2004.

Comparative figures

Certain figures presented for comparative purposes have been reclassified to conform to the current year’s financial statement presentation.

2.

Changes in accounting policies

(a)

Asset retirement obligations

Effective January 1, 2004, the Company retroactively adopted the CICA Handbook section 3110 for accounting for asset retirement obligations.  This standard requires that the fair value of the legal obligation associated with the retirement and reclamation of tangible long-lived assets be recorded when the obligation is incurred, with a corresponding increase to the carrying amount of the related assets. This corresponding increase to capitalized costs is amortized to earnings on a basis consistent with depletion of the underlying assets. Subsequent changes in the estimated fair value of the asset retirement obligations are capitalized and amortized over the remaining useful life of the underlying asset.

The asset retirement obligation liabilities are carried on the consolidated balance sheet at their discounted present value and are accreted over time for the change in their present value.  This standard was adopted retroactively on January 1, 2004 and prior period amounts were restated.

(b)

Stock-based compensation

The Company has adopted the Canadian accounting standard as outlined in the CICA Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires the use of the fair value method for valuing stock option grants.  Under this method, compensation cost attributable to stock options granted to employees and directors is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus.  Upon the exercise of the stock options, consideration paid is recorded as an increase to total capital.  This standard was adopted retroactively on January 1, 2004 and prior period amounts were restated.  Pursuant to the transition rules, the expense recognized applies to stock options granted on or after January 1, 2002.

(c)

Full cost accounting

Effective January 1, 2004, the Company adopted the new CICA Accounting Guideline AcG-16 “Oil and Gas Accounting – Full Cost”.  Under the new guideline, future net revenues from total proven reserves used in the ceiling test calculation are estimated using expected future product prices and costs.  Prior to adopting this new standard, constant dollar pricing was used to test impairment.  There is no impact on the Company’s reported financial results for the year ended December 31, 2004 as a result of adopting this guideline.

The adjustments required to the consolidated balance sheets to implement these changes in accounting are as follows:

		As at December 31, 2003
	See Note	As previously reported	Adjustments	As restated
Oil and gas properties and equipment	2a	$ 8,906,029	$ 514,874	$ 9,420,903
Future income tax liability	2a	2,096,000	125,864	2,221,864
Future site restoration/asset retirement obligations	2a	2,223,078	213,908	2,436,986
Contributed surplus	2b	27,271,833	905,618	28,177,451
Retained earnings	2a	1,108,887	175,102	-
	2b	-	(905,618)	378,371

		As at December 31, 2002
	See Note	As previously reported	Adjustments	As restated
Oil and gas properties and equipment	2a	6,227,463	347,841	6,575,304
Future income tax liability	2a	1,016,000	113,000	1,129,000
Future site restoration/asset retirement obligations	2a	571,978	166,611	738,589
Contributed surplus	2b	27,271,833	652,820	27,924,653
Retained earnings	2b	(16,087,157)	(584,590)	(16,671,747)

The adjustments to the consolidated income statements are as follows:

		Year ended December 31, 2003
	See Note	As previously reported	Adjustments	As restated
Depletion and depreciation	2a	$ 2,301,000	$ 62,025	$ 2,363,025
Future site restoration provision	2a	285,000	(285,000)	-
Asset retirement obligations accretion	2a	-	101,915	101,915
Stock-based compensation	2b	-	252,798	252,798
Income tax expense	2a	11,281,000	14,188	11,295,188
Net income	2a,b	17,196,044	(145,926)	17,050,118
Net income per share
Basic	2a,b	$ 1.19	$ (0.01)	$ 1.18
Diluted	2a,b	$ 1.19	$ (0.01)	$ 1.18

		Year ended December 31, 2002
	See Note	As previously reported	Adjustments	As restated
Future site restoration provision	2a	314,000	(314,000)	-
Asset retirement obligations accretion	2a	-	56,100	56,100
Stock-based compensation	2b	-	652,820	652,820
Income tax expense		1,513,000	113,000	1,626,000
Net income	2b	2,356,595	(507,920)	1,848,675
Net income per share
Basic	2b	$ 0.16	$ (0.03)	$ 0.13
Diluted	2b	$ 0.16	$ (0.03)	$ 0.13

3.

Cash and cash equivalents

Canada Southern considers all highly liquid short-term investments with maturities of three months or less at date of acquisition to be cash equivalents.  Cash equivalents are carried at cost, which approximates market value due to their short term nature.

	As at December 31,
	2004	2003
Cash	$ 219,353	$ 164,036
Canadian marketable securities (yield: 2004 - 2.5%; 2003 - 2.8%)	38,173,069	46,851,157
U.S. marketable securities (yield: 2004 - 2.4%; 2003 - 1.2%)	961,295	2,067,193
Total	$ 39,353,717	$ 49,082,386

4.

Oil and gas properties and equipment

The following tables provide the detail of oil and gas properties and equipment at December 31, 2004 and 2003:

	Cost	Depreciation, Depletion and Write downs	Value

Balance, December 31, 2004
Oil and gas properties	$ 36,881,033	$ 19,385,766	$ 17,495,267
Oil and gas properties (U.S.)	1,319,218	1,319,218	-
	38,200,251	20,704,984	17,495,267
Office equipment	191,170	116,352	74,818
	$ 38,391,421	$ 20,821,336	$ 17,570,085

Balance, December 31, 2003 (restated – note 2)
Oil and gas properties	$ 25,405,717	$ 16,051,766	$ 9,353,951
Oil and gas properties (U.S.)	1,319,218	1,319,218	-
	26,724,935	17,370,984	9,353,951
Office equipment	160,304	93,352	66,952
	$ 26,885,239	$ 17,464,336	$ 9,420,903

The following table provides the commodity price assumptions used in determining the ceiling test valuation:

Year	Exchange Rate ($US/$CAD)	Oil WTI ($US/bbl)	Gas AECO ($CAD/mmbtu)	Gas B.C. Spot Plant gate ($CAD/mmbtu)	Gas B.C. CanWest Plant gate ($CAD/mmbtu)
2005	0.82	42.00	6.60	6.30	5.25
2006	0.82	40.00	6.35	6.10	5.90
2007	0.82	38.00	6.15	5.90	5.90
2008	0.82	36.00	6.00	5.75	5.75
2009	0.82	34.00	6.00	5.75	5.75
2010 – 2015(1)	0.82	33.50	6.10	5.85	5.85
Remainder	0.82	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

(1)

Prices represent the average for the period noted.

As at December 31, 2004, there were $956,645 (2003 – $383,391) of capital assets relating to unproved properties which have been excluded from the depletion calculation.  There were also $5,983,275 (2003 - $0) of capital costs relating to the drilling of a well at Kotaneelee excluded from the depletion calculation as the well was classified as a “major development project”, the results of which were not known at the time of preparation of these financial statements.

During 2004, 2003 and 2002, no indirect general and administrative expenses were capitalized.

5.

Accrued income taxes payable

	As at December 31,
	2004	2003
Current income tax expense	$ 782,000	$ 10,201,000
Current income tax installments paid during the year	(200,000)	(425,000)
Adjustments from previous years	38,477	(31,700)
Other	395,942	8,003
	$ 1,016,419	$ 9,752,303

6.

Income taxes

Income taxes vary from the amounts that would be computed by applying the statutory Canadian federal and provincial income tax rates as follows:

	Years ended December 31,
	2004	2003	2002
		restated (note 2)	restated (note 2)

Combined basic Canadian federal and provincial income tax rate	40.11%	41.82%	43.68%

Expected income tax expense	$ 1,768,431	$ 11,854,007	$ 1,517,738
Non-resource income related rate reduction	(999,421)	(1,075,415)	-
Nondeductible Crown charges	377,408	384,039	708,801
Nondeductible foreign exchange loss	38,645	224,212	-
Resource allowance	(348,922)	(162,093)	(763,705)
Stock-based compensation	335,577	105,720	285,152
Other	(41,718)	(35,282)	(1,586)
Non-capital loss previously unrecognized	-	-	(120,400)
Actual income tax expense	$ 1,130,000	$ 11,295,188	$ 1,626,000

Future income tax expense	$ 348,000	$ 1,094,188	$ 1,629,000
Current income tax expense (recovery)	782,000	10,201,000	(3,000)
Total	$ 1,130,000	$ 11,295,188	$ 1,626,000

At December 31, 2004, Canada Southern had the following oil and gas income tax deductions available to reduce future taxable income, subject to a final determination by taxation authorities:

Canada
Drilling, exploration and lease acquisition costs	$ 6,277,000
Undepreciated capital costs	1,495,000
Cumulative eligible capital	183,000
United States
Net operating losses	U.S. $ 43,000

Canada Southern has a future income tax liability which primarily represents the excess of the recorded value of oil and gas properties over the available resource deductions for income tax purposes.

	As at December 31,
	2004	2003
		restated (note 2)
Tax value of assets less than of carrying value	$ 3,366,645	$ 2,826,055
Asset retirement obligations	(955,719)	(904,304)
Contingent interest settlement	-	(436,800)
Rate reductions	-	(267,083)
Other	68,071	71,815
Future income tax liabilities	2,478,997	1,289,683
Valuation allowance	90,867	932,181
Net future income tax liability	$ 2,569,864	$ 2,221,864

7.

Asset retirement obligations

	As at December 31,
	2004	2003
		restated (note 2)
Balance – beginning of year	$ 2,436,986	$ 738,589
Liabilities incurred	-	230,382
Asset retirement obligations accretion	240,000	101,915
Liabilities arising from Kotaneelee settlement	-	1,538,000
Asset retirement expenditures	(1,243)	(171,900)
Balance – end of year	$ 2,675,743	$ 2,436,986

The total undiscounted amount of the cash flows required to settle the Company’s asset retirement obligation is estimated to be $3,940,000.  The estimated cash flows have been discounted using credit-adjusted risk-free interest rates ranging from 7% to 11%.  These payments are expected to be incurred between the years 2005 and 2022.

In connection with the settlement of the Kotaneelee litigation, the Company agreed to be responsible for its share of abandonment liabilities.  The Company’s share of additional abandonment and site restoration liabilities assumed is estimated to be $2,350,000 (the fair value of which was included in the provision for the comparative period).  Upon closing the acquisition of an additional 0.67% carried interest in the Kotaneelee field which occurred on October 31, 2003, the Company assumed an estimated additional $50,000 of site restoration liabilities.

8.

Commitments and contingencies

Settlement of Kotaneelee litigation

On September 9, 2003, the parties in the litigation concerning the Kotaneelee gas field entered into a comprehensive Settlement Agreement. (For details of the litigation see Item 3 Legal Proceedings of the Company’s Annual Report on Form 10-K dated March 27, 2003, as amended by the Company’s Form 10-K/A dated April 30, 2003).  The settlement was finalized on October 3, 2003.  Pursuant to the settlement there has been a complete abandonment of the litigation, including the claim that the defendants failed to fully develop the field.

In the third quarter of 2003, the Company realized a gross pre income tax amount of $23,727,000 (see contingent interest litigation discussion below) in the settlement, which amount represents a complete settlement of the litigation, including a recovery of the wrongfully withheld gas processing fees and related interest.  These proceeds constituted taxable income for Canadian income tax purposes upon receipt by the Company.

In connection with the settlement, Canada Southern acquired on October 31, 2003, from Perkins Holdings, Ltd. and Levcor International Inc. a 0.67% carried interest in Kotaneelee formerly held by Levcor, including the associated interest in the litigation.

Also in connection with the settlement, the Company agreed to be responsible for its share of abandonment and reclamation liabilities at the Kotaneelee field when they occur.  It is estimated that the Company’s 30.67% share of the abandonment liabilities will amount to approximately $2,400,000 (undiscounted).

The settlement agreement does not include any understandings with or commitments by the working interest owners to further develop the Kotaneelee field beyond those contained in the joint venture agreements.

Contingent Interest Litigation

In 1991 and 1997, the Company granted contingent interests in certain net recoveries from the Kotaneelee litigation. After the settlement with the defendants was agreed upon, the Company’s Board of Directors established a committee comprised solely of directors with no direct or indirect personal interest in the matter of the contingent interests.  This independent committee of directors, comprised of Messrs. Kanik, McGinity and former director Stewart, consulted with independent outside counsel with regard to what amounts, if any, were payable pursuant to the contingent interests.  In early October 2003, counsel to the independent committee advised each of the contingent interest grantees that the committee had concluded, based on advice of counsel, that there was no entitlement arising under such interests.

In March 2004, in order to avoid a potentially prolonged, expensive and distracting litigation, the Company reached an agreement for an all-inclusive settlement with certain parties, including a former director and former litigation counsel to the Company, who were asserting claims of entitlement against the Company’s net recoveries in the Kotaneelee litigation.  Under the terms of the settlement, which had been accrued in the Company’s fourth quarter 2003 financial results, Canada Southern paid these parties a total of $1,000,000 in return for a general release from the parties asserting the claims and an agreement by the Company not to seek an adjustment in the prior payments for professional services made to prior litigation counsel.

In September 2004, Canada Southern settled with certain former-employee contingent interest holders for $48,000.

The Company believes it has no further material exposure regarding this matter.

Operating lease commitment

At December 31, 2004, the future minimum rental payments and estimated operating costs applicable to Canada Southern’s non-cancelable operating (office) lease totaled $240,356 as follows: $88,222 in 2005, $91,281 in 2006 and $60,852 in 2007.

9.

Share capital

Authorized

Unlimited common shares

Unlimited first preferred shares

Unlimited second preferred shares

Issued

Common shares	Number of Shares	Share Capital	Contributed Surplus	Total Capital
			restated (note 2)	restated (note 2)
Outstanding at December 31, 2001	14,417,770	$ 14,417,770	$ 27,271,833	$ 41,689,603
Stock-based compensation	-	-	652,820	652,820
Outstanding at December 31, 2002	14,417,770	14,417,770	27,924,653	42,342,423
Stock-based compensation	-	-	252,798	252,798
Outstanding at December 31, 2003	14,417,770	14,417,770	28,177,451	42,595,221
Stock-based compensation	-	-	836,700	836,700
Outstanding at December 31, 2004	14,417,770	$ 14,417,770	$ 29,014,151	$ 43,431,921

The shares outstanding throughout 2004 and up until March 2, 2005 were limited voting shares with $1.00 par value per share.

Pursuant to special shareholders meetings held in late 2004, Canada Southern received final approval of the continuance of the Company from Nova Scotia to Alberta on March 2, 2005.  As a result, the outstanding limited voting shares became common shares on a 1 for 1 basis.  Also pursuant to the continuance, Canada Southern is authorized to issue two series of preferred shares.

Stock options

Under the terms of Canada Southern’s 1985, 1992 and 1998 stock option plans, Canada Southern is authorized to grant options to purchase common shares at prices based on the market price of the shares as determined on the date of the grant.  The options are normally issued for a period of five years from the date of grant.

A summary of stock option transactions for the two years ended December 31, 2004 is as follows:

	December 31, 2004		December 31, 2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	597,700	$ 7.02	517,700	$ 7.07
Granted	325,000	6.74	80,000	6.73
Expired	(372,700)	6.94	-	-
Outstanding at end of year	550,000	$ 6.87	597,700	$ 7.02
Exercisable at end of year	341,665	$ 6.86	552,700	$ 7.03

As at December 31, 2004, there were 347,834 common shares reserved for future issuance under the stock option plans.

The following table summarizes information about stock options outstanding at December 31, 2004:

Ranges of Exercise Prices	Number Outstanding	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price
$ 5.50 to 5.99	100,000	4.6	$ 5.87	100,000	$ 5.87
$ 6.00 to 6.49	130,000	4.4	6.27	10,000	6.49
$ 6.50 to 6.99	155,000	2.9	6.86	110,000	6.83
$ 7.53	100,000	2.0	7.53	100,000	7.53
$ 8.64	65,000	5.0	8.64	21,665	8.64
$ 5.50 to 8.64	550,000	3.6	$ 6.87	341,665	$ 6.86

The fair value for stock options granted was estimated at the date of grant using a Black-Scholes option pricing model.  Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. A summary of the weighted average assumptions used and the resulting values for grants is as follows:

	Years ended December 31,
	2004	2003	2002
Assumptions:
Dividend yield	0%	0%	0%
Risk-free interest rate	3.68%	3.91%	3.96%
Expected life	5 years	5 years	5 years
Expected volatility	59.6%	61.5%	64.7%
Results:
Weighted average fair value of options granted	$ 3.64	$ 3.65	$ 3.98

The following table outlines the calculation of basic and diluted net income per share using the treasury stock method:

	Years ended December 31,
	2004	2003	2002
		restated (note 2)	restated (note 2)

Net income	$ 3,279,266	$ 17,050,118	$ 1,848,675

Weighted average common shares outstanding	14,417,770	14,417,770	14,417,770
Effect of dilutive stock options	17,464	5,897	-
	14,435,234	14,423,667	14,417,770

Basic earnings per share	$ 0.23	$ 1.18	$ 0.13
Diluted earnings per share	$ 0.23	$ 1.18	$ 0.13

10.

Settlement of litigation

Details of the components of the Kotaneelee settlement are as follows:

Year ended December 31, 2003
Processing fees	$ 22,031,459
Capital pool claim	1,589,263
Interest	1,567,705
25,188,427
Other (1)	(1,461,349)
Contingent interest settlement	(1,000,000)
$ 22,727,078

(1) Other includes legal fees recovered, recognition of fair value of abandonment liabilities assumed on settlement and amount paid for Levcor International Inc. and Perkins Holdings, Ltd. carried interest in Kotaneelee.

11.

Kotaneelee revenue recognition

Effective May 1, 2004, Canada Southern converted its 30.67% carried interest in the Kotaneelee field to an equivalent working interest.  Previously, Kotaneelee carried interest results had been reported with a one month lag.  Canada Southern now obtains more timely access to revenue and operating cost information for the field.  Consequently the 2004 results from operations reflect thirteen months of operating activity for the Kotaneelee field.  This recognition of thirteen months of net revenue is a one time event. The effect on the financial statements of the additional month of net revenue is as follows:

Year ended December 31, 2004
Revenues	$ 622,081
Royalties	(81,331)
540,750
Lease operating costs	(69,074)
Net field cash flow	$ 471,676

12.

Related party transactions

Mr. Timothy L. Largay was a director of Canada Southern until June 15, 2004.  Mr. Largay is also a partner in the law firm Murtha Cullina, which acts as the Company’s U.S. securities counsel.  During 2004, Murtha Cullina was paid fees of $268,793 for legal services ($134,135 for 2003).

13.

Supplemental disclosure of cash flow information

Changes in non-cash working capital were as follows:

	Years ended December 31,
	2004	2003	2002
Decrease (increase) in non-cash working capital
Accounts receivable	642,787	(455,098)	325,265
Other assets	30,632	7,431	(85,327)
Accounts payable	679,881	2,432,334	(181,147)
Accrued liabilities	1,100,374	642,385	185,556
Accrued income taxes payable	(8,735,884)	9,752,303	-
Net change in non-cash working capital	$ (6,282,211)	$ 12,379,355	$ 244,347
Relating to:
Operating activities	$ (8,676,831)	$ 10,491,383	$ 237,147
Investing activities	2,394,621	1,887,972	7,200
	$ (6,282,210)	$ 12,379,355	$ 244,347

Other cash flow information:

	Years ended December 31,
	2004	2003	2002
Cash interest paid	$ 214	$ 749	$ 2,260
Cash taxes paid	$ 9,943,300	$ 425,000	$ 70,258

14.

U. S. GAAP differences

The reconciliation of net income between Canadian and U.S. GAAP is summarized in the table below:

	Years ended December 31,
	2004	2003	2002
		As restated	As restated
Net income – Canadian GAAP	$ 3,279,266	$ 17,050,118	$ 1,848,675
Stock-based compensation (a)	-	252,798	652,820
Change in income taxes (b)	-	(36,439)	113,000
Net change as a result of asset retirement obligations (b)	-	-	(257,900)
Income before change in accounting principle	3,279,266	17,266,477	2,356,595
Change in accounting principle (b)	-	104,669	-
Net income – U.S. GAAP	3,279,266	17,371,146	2,356,595
Change in value of available for sale securities (c)	3,874	19,131	(368,353)
Other comprehensive income	$ 3,283,140	$ 17,390,277	$ 1,988,242
U.S. GAAP – net income per share
Basic	$ 0.23	$ 1.20	$ 0.16
Diluted	$ 0.23	$ 1.20	$ 0.16
Average number of shares outstanding:
Basic	14,417,770	14,417,770	14,417,770
Diluted	14,435,234	14,423,667	14,417,770

The balance sheet information for the Canadian and U.S. GAAP differences is summarized in the table below:

	December 31, 2004		December 31, 2003
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
			As restated
Current assets (c)	$ 42,219,406	$ 42,307,342	$ 52,621,494	$ 52,704,463
Oil and gas properties and equipment	17,570,085	17,570,085	9,420,903	9,420,903
	$ 59,789,491	$ 59,877,427	$ 62,042,397	$ 62,125,366

Current liabilities	$ 7,454,326	$ 7,454,326	$ 14,409,955	$ 14,409,955
Future income tax liability (c)	2,569,864	2,570,957	2,221,864	2,227,260
Asset retirement obligations	2,675,743	2,675,743	2,436,986	2,436,986
Share capital and contributed surplus (a)	43,431,921	45,217,294	42,595,221	41,689,603
Retained earnings (a)	3,657,637	1,872,264	378,371	1,283,989
Accumulated other comprehensive income (c)	-	86,843	-	77,573
	$ 59,789,491	$ 59,877,427	$ 62,042,397	$ 62,125,366

(a)

Stock-based compensation

For U.S. GAAP reporting purposes, Canada Southern elected to adopt the fair value expense recognition provisions of Financial Accounting Standards (FAS) 123 “Accounting for Stock-based Compensation” and has reported using the modified prospective method.  This method provides prospective expense recognition for all new awards and the unvested portion of awards granted subsequent to January 1, 1995.  As a result, the cumulative effects of stock option grants from 1995 to January 1, 2004 were recorded as an opening adjustment to retained earnings and shareholders equity.  This is in contrast to Canadian GAAP where prior periods were restated.

(b)

FASB Statement No. 143 “Accounting for Asset Retirement Obligations”

For U.S. GAAP reporting purposes FASB 143 was adopted as at January 1, 2003.  This statement requires the fair value of a liability for an asset retirement obligation (“ARO”) to be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

Under FASB 143, net income in the year of adoption is restated to reflect the cumulative effect of the change in accounting policy.  The cumulative effect of the change in prior years resulted in a charge to income of $104,669 (net of deferred income taxes of $81,025) which is included in income for the year ended December 31, 2003.  In contrast, under Canadian GAAP, CICA Handbook section 3110 for accounting for asset retirement obligations was adopted January 1, 2004 and prior years’ net income was restated retroactively.  The adjustment in the 2002 comparative period would be included as a component of the $104,669 cumulative change in the 2003 comparative period.   The difference in recognition also affected income taxes in 2003.

(c)

Other comprehensive income

Classifications within other comprehensive income relate to unrealized gains on certain investments in equity securities.  During 1998, the Company wrote down the value of its interest in the Tapia Canyon, California heavy oil project to a nominal value.  During August 1999, the project was sold and the Company received shares of stock in the purchaser. The purchaser has become a public company (Sefton Resources, Inc), which is listed on the London Stock Exchange (trading symbol “SER”).  At December 31, 2004, the Company owned approximately 0.6% (2003 – 1.3%) of Sefton Resources, Inc. (“Sefton”) with a fair market value of $87,936 (December 31, 2003 - $82,969) and a carrying value of $1.00.

Under U.S. GAAP, the Sefton shares would be classified as available-for-sale securities and recorded at fair value at December 31, 2004.  This would result in other comprehensive income for the years ended December 31, 2004 and 2003.  In addition, the balance sheet would reflect Marketable Securities in the amount of $87,936 (December 31, 2003 - $82,969) with a corresponding credit to Shareholders’ Equity – Accumulated other comprehensive income in the same amount.

15.

Subsequent event

Canada Southern previously re-filed its tax returns for the taxation years of 1994 to 2002 inclusive.  On March 15, 2005, Canada Southern received a preliminary audit adjustment letter from Canada Revenue Agency outlining the results of the review process.  Canada Southern will not record any of the expected benefit until it formally receives the Notices of Reassessment.  Should the Notices of Reassessment be consistent with the preliminary audit adjustment letter, the benefit to the Company will be approximately $850,000.